Filed by Republic Services, Inc. pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.
Subject Company: Republic Services, Inc.
(Commission File No. 1-14267)
On July 18, 2008, Republic Services, Inc. issued the attached statement regarding the proposal received from Waste Management, Inc. on July 14, 2008.

Contacts for Republic Services:

Media:	Investors:	Both:
Will Flower	Tod Holmes	Chuck Burgess
(954) 769-6392	(954) 769-2387	The Abernathy MacGregor Group
	or	(212) 371-5999
Ed Lang
(954) 769-3591
REPUBLIC SERVICES DECLINES TO ENTER MERGER NEGOTIATIONS WITH
WASTE MANAGEMENT; REMAINS COMMITTED TO ALLIED WASTE TRANSACTION
After Thorough Analysis, Board Concludes that the Waste Management Proposal Does Not Constitute, and Could Not Reasonably Be Expected to Lead To, a Superior Proposal
FORT LAUDERDALE, Fla., July 18, 2008 (BUSINESS WIRE) — Republic Services, Inc. (NYSE: RSG) announced today that its Board of Directors, after careful consultation with its legal and financial advisors, unanimously determined that the Waste Management Inc. (NYSE: WMI) proposal announced on July 14 does not constitute, and could not reasonably be expected to lead to, a transaction that is more favorable to Republic stockholders than the merger currently contemplated between Republic and Allied Waste Industries, Inc. (NYSE: AW). Republic stated that, having made such a determination, it may not, under Republic’s existing merger agreement with Allied, furnish information to, and have discussions and negotiations with, Waste Management.
Republic stated that it has not put itself up for sale as a result of entering into a strategic merger with Allied Waste Industries, Inc. Republic’s Board therefore has not authorized discussions between Waste Management and Republic. Republic also said that its Board of Directors has not changed its recommendation of the existing merger with Allied.
Below is the full text of the letter Republic Services sent to Waste Management:
July 18, 2008
David P. Steiner
Chief Executive Officer
Waste Management, Inc.
1001 Fannin, Suite 4000
Houston, Texas 77002

Dear David,
     I am writing to respond to your letter of July 14, 2008, proposing that, subject to due diligence, negotiation of definitive agreements, and other conditions contained in your letter, Waste Management, Inc. would acquire Republic Services, Inc. for $34.00 per share in cash. Republic is not for sale. Although we are always cognizant of our fiduciary duties, Republic has not put itself up for sale as a result of entering into a strategic merger with Allied Waste Industries, Inc. Given the issues described below, the Waste Management proposal is not a basis for us to change Republic’s strategic direction and we are concerned that it may be an effort by our largest competitor to disrupt our plans.
     After careful consultation with our outside legal and financial advisors, our Board of Directors unanimously determined that the Waste Management proposal does not constitute, and could not reasonably be expected to lead to, a transaction that is more favorable to Republic stockholders than the merger currently contemplated with Allied. As you know, Republic is legally bound to its merger agreement with Allied, and under the merger agreement, having made such a determination, Republic may not furnish information to, and have discussions and negotiations with, Waste Management.
     The Board is unanimously of the view that the Waste Management proposal seriously undervalues Republic. Republic’s common stock was trading close to $34.00 per share as recently as last month, before the Allied merger was announced. The Board believes that the merger between Republic and Allied will create significant value generating opportunities, including significant cost saving synergies, which will result in additional value for Republic stockholders. Financial analyses presented to our directors and Allied’s directors, and which will be included in the joint proxy statement to be mailed to our stockholders, support a valuation substantially above $34.00 per share. In your press commentary, you referred to the Waste Management proposal as “opportunistic.” We believe that your proposal is opportunistic for you and that it will deny Republic stockholders the opportunity provided by the merger between Republic and Allied.
     The Board also took several other factors into account, including the following:
•
our assessment that a transaction with Waste Management will involve significant additional regulatory complexities and delays compared to the merger between Republic and Allied given the greater number of overlaps and the requirement to comply with Waste Management’s 1999 consent decree;

•
the fact that Waste Management has not obtained customary financing commitments for the more than $6 billion of cash needed to complete your proposed transaction, which is especially troubling given the current turmoil in the global credit markets and the fact that both you and your financial advisors are very familiar with our company and this industry;

•
your express condition that Waste Management maintains an investment grade rating as a result of the proposed transaction, especially given the large amount of debt Waste Management will need to undertake to finance its proposal and the recent announcement that Waste Management has been put on review for possible downgrade by Fitch and Moody’s; and

•	the extended timing that will be required to complete a deal with Waste Management.
     Pursuant to the above considerations and others, discussed at length with outside legal and financial counsel, the Board of Directors of Republic unanimously determined that the Waste Management proposal does not constitute, and could not reasonably be expected to lead to, a Superior Proposal, as defined in Section 6.02 of the Republic-Allied merger agreement. Therefore, the Board has declined to authorize Republic to provide Waste Management with information or engage in discussions and negotiations with Waste Management.

On behalf of the Board of Directors,
/s/ James E. O’Connor
James E. O’Connor
Chairman and Chief Executive Officer

About Republic Services, Inc.
Republic Services, Inc. is a leading provider of environmental services including solid waste collection, transfer and disposal services in the United States. The company’s operating units are focused on providing solid waste services for commercial, industrial, municipal and residential customers.
Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Republic and Allied plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Participants in Solicitation
Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Information Regarding Forward-Looking Statements
Certain statements and information included herein constitute forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as will, expects, intends, and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic or Allied. Such risks, uncertainties and other factors include: regulatory and litigation matters and risks, legislative developments, changes in tax and other laws, the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction, risks that the combined company may not achieve anticipated synergies, risks that the acquisition may not be accretive to earnings in the anticipated time frame, or at all, risks that the combined company may not generate expected cash flows, risks that the anticipated financing may not be secured, as well as risks relating to the business and operations of both Republic and Allied included in their respective filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.
SOURCE: Republic Services, Inc.